700 Anderson Hill Road Purchase, New York 10577    www.pepsico.com

Tel. 914.253.3271    Fax 914.249.8109

CYNTHIA A. NASTANSKI

SENIOR VICE PRESIDENT, CORPORATE LAW

AND OFFICE OF THE CORPORATE SECRETARY

September 24, 2013

Via Edgar

Ms. Cecilia Blye

Chief

Office of Global Security Risk

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	PepsiCo, Inc.

Form 10-K for the Fiscal Year Ended December 29, 2012

File No. 1-01183

Staff Comment Letter Dated September 12, 2013

Request for Extension

Dear Ms. Blye:

PepsiCo, Inc. hereby respectfully confirms that it plans to provide its response to the comments contained in your letter dated September 12, 2013 by October 10, 2013. This will provide an additional 10 business days from the original due date of September 26, 2013. Please do not hesitate to contact me at (914) 253-3271 if you have any questions.

Sincerely,

/s/ Cynthia Nastanski
Cynthia Nastanski

cc:	John Reynolds

Assistant Director

Division of Corporation Finance